

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 3, 2017

Venkata S. Meenavalli
Chief Executive Officer and Director
Longfin Corp.
85 Broad Street.
New York, NY 10004

> **Re: Longfin Corp.**
> **Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 7, 2017**
> **File No. 024-10684**
> **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed July 19, 2017**
> **File No. 024-10684**

Dear Mr. Meenavalli:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments

Cover Page

1.   We note that in Item 4 in Part I you disclose that you are offering 20,000,000 shares at a price per share of $2.50. We also note that in your offering circular you disclose that you are offering 10,000,000 shares of Class A common stock at $5.00 per share. Please reconcile or advise.

Risk Factors

We are controlled by our Chairman/founders…, page 15

2.   Please revise to provide a more robust risk factor that takes into account the differences in voting rights between the Class B common stock held by Mr. Meenavalli and the Class A common stock being qualified and sold in this offering.

<u>Security Ownership of Management and Certain Securityholders, page 60</u>

3.   Please add a separate column to the table to reflect the percentage of voting rights held by each shareholder given the disparate voting rights of Class A and Class B common stock.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or, in his absence, me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Andy Altahawi
        Adamson Brothers